Contact

www.linkedin.com/in/jamesreina
(LinkedIn)

Top Skills

Entrepreneurship

Leadership

Branding & Identity

Certifications

Bloomberg Market Concepts

Honors-Awards

Studio in a School Winner

James Reina

I love creating new things, getting my hands dirty, and refining user experience.
Brooklyn, New York, United States

Summary

Founded Devil Spit Coffee Pop-Up in 2015, worked in Berlin as a UX/UI designer in 2016, and developed the viral product The Nut Button in 2017. Joined the Venture for America fellowship in 2018 and founded Jibby Coffee in 2020!

Experience

Jibby Coffee
CEO & Co-Founder
May 2020 - Present (3 years 4 months)
Brooklyn, New York, United States

We brew craft coffee with CBD designed to help people feel focused, energized, and inspired so they can be their most productive and creative selves.

Venture For America
Venture for America Fellow '19
January 2019 - Present (4 years 8 months)

Venture For America is a fellowship for driven individuals who want to learn how to build a business while making an impact. VFA Fellows get training and join a startup in an emerging US city, where they live and work for two years at one of our hundreds of partner companies. They learn hands-on what it takes to build a company, while getting the mentorship, network, and ongoing support to prepare themselves to become successful entrepreneurs. Our goal is to spark job growth in cities that need it by sending our top-talent to help grow the businesses that will make it happen.

The Nut Button
Founder
September 2017 - Present (6 years)
Online

Scaled to over $1M+ in Amazon FBA sales through viral / guerilla marketing and a $0 college-kid budget.

Fully automated & passive.

The Outloud Group
Special Projects
August 2019 - August 2020 (1 year 1 month)
Greater Detroit Area

We are an influencer marketing agency that creates & executes strategic campaigns to deliver measurable results. We combine art & science to authentically tell your brand's story at scale.

Carriage House Paper
Marketing Manager
December 2014 - January 2018 (3 years 2 months)
Brooklyn, NY

Carriage House Paper is a professional. hand papermaking studio and major provider of papermaking supplies & equipment. Supplies.

Us Berlin
UX/UI Design
September 2016 - November 2016 (3 months)
Berlin Area, Germany

We're a creative agency. Collaboration and pragmatism are the driving forces of our work. We are a Berlin based international, interdisciplinary team.

Devil Spit Coffee
Small Business Owner
May 2015 - August 2015 (4 months)
Williamsburg, Brooklyn

Your friendly neighborhood coffee shop

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Education

Binghamton University
Bachelor's degree, Finance

Stuyvesant High School